DynaResource, Inc.

222 W. Las Colinas Blvd

Suite 1910 North Tower

Irving, Texas 75039

Office of Beverages, Apparel, and Mining

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:                DynaResource, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 16, 2018

File No. 000-30371

Ladies and Gentlemen:

We received your letter dated November 28, 2018 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File 000-30371. We have restated the Commission’s comment below and have included our response to the comment:

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 1. Nature of Activities and Significant Accounting Policies

Property

Design, Construction and Development Costs, page 57

1.	We note your disclosure that since the company has not established proven and probable reserves, the cost incurred for the properties’ design, construction and development are expensed as incurred. This appears to be inconsistent with your disclosure on page 42 which appears to indicate that approximately $1,273,000 of costs for the pilot mill facility were capitalized. In addition, it appears that approximately $935,000 of similar costs were capitalized for nine months ended September 30, 2018. Please tell us your basis for capitalizing these costs considering that none of your properties contain resources that satisfy the definition of proven and probable reserves.

Response:

The Property accounting policy described in Note 1, Nature of Activities and Significant Accounting Policies, discloses that substantially all costs, including design, engineering, construction, and installation of equipment are expensed as incurred, as the Company has not established proven and probable reserves on any of its properties. These costs have been expensed in our financial statements and they relate to further development of our mineral property interests.

On page 42 of our Form 10-K we have provided a breakout of our capitalized property and equipment purchases during 2017 totaling $1,273,500 that have been capitalized, including: a medical facility, camp and office infrastructure improvements, tailings pond and liner improvements, new foundation for the Denver Mill, installation cost for Mill #3, other machinery and equipment and transportation equipment. These improvements and equipment purchases are separate from mine development activities and primarily relate to assets to process material from the mine in order to extract minerals. These assets are separate and distinct from our mine development activities. The accounting policy to capitalize such costs we believe has also been properly disclosed on page 57 in the Property accounting policy as follows: Trailers, heavy vehicles and other site equipment are being depreciated on a straight-line method over estimated economic lives from 5 to 15 years. Buildings are being depreciated on straight line method over an estimated economic life of 20 years. The approximate $1,273,500 capitalized in accordance with GAAP are properly disclosed in Note 3, Property, with increases in Camp Buildings and Improvements, Machinery and Equipment, Transportation Equipment, Office Furniture and Fixtures, Office Equipment and Construction in Progress.

We believe the amounts expensed and capitalized during 2017 and the first nine months of 2018 are in accordance with our accounting policies and GAAP. We will continue to refine our disclosures in the 2018 Form 10-K to ensure our policies clearly describe our accounting policies in accordance with GAAP.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Respectfully,

/s/ K.W. (“K.D.) Diepholz

Chairman / CEO